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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                Strouds, Inc.
                               ----------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                  863451100
                                --------------
                                (CUSIP Number)

Mr. J. Ezra Merkin                     With a copy to:
Gabriel Capital, L.P.                  Robert M. Friedman, Esq.
450 Park Avenue, Ste. 3201             Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022              919 Third Avenue
(212) 838-7200                         New York, New York 10022
                                       (212) 758-9500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 22, 1997
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 863451100                            Page    2    of    11      Pages
          ----------                                -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                     296,269
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
       WITH           10       SHARED DISPOSITIVE POWER
                                   296,269

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    296,269

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.5%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

CUSIP No.  863451100                          Page    3    of     11      Pages
          ----------                                -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                     437,057
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
       WITH           10       SHARED DISPOSITIVE POWER
                                   437,057


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    437,057

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.1%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  863451100                          Page    4    of   11        Pages
          ----------                                -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                     437,057
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
       WITH           10       SHARED DISPOSITIVE POWER
                                   437,057


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    437,057

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.1%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  863451100                             Page    5    of     11    Pages
           ----------                                  ------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                     733,326
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
       WITH           10       SHARED DISPOSITIVE POWER
                                   733,326


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    733,326

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.6%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 15, 1997 (the "Schedule 13D") filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin (the "Reporting Persons") relating to the common stock (the "Common Stock") of Strouds, Inc. (the "Issuer"). The address of the Issuer is 780 South Nogales Street, City of Industry, California 91748. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  On September 22, 1997, Gabriel purchased an aggregate of 50,500 shares of Common Stock at an aggregate cost of $101,757.50 using its own funds and Ariel Fund purchased an aggregate of 74,500 shares of Common Stock at an aggregate cost of $150,117.50 using its own funds. See Item 5 hereto.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Gabriel is the beneficial owner of 296,269 shares of Common Stock, for a total beneficial ownership of 3.5% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 437,057 shares of Common Stock, for a total beneficial ownership of 5.1% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 437,057 shares of Common Stock owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 437,057 shares of Common Stock, or 5.1% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 296,269 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 437,057 shares of Common Stock owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 733,326 shares of Common Stock, or 8.6% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,556,682 outstanding shares of Common Stock of the Issuer as of October 8, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended August 30, 1997.

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                  (c)      On September 22, 1997, Gabriel and Ariel Fund
purchased the Common Stock described in Item 3. Also on such day, Gabriel sold 2,020 shares of Common Stock for gross proceeds of $4,040 and Ariel Fund sold 2,980 shares of Common Stock for gross proceeds of $5,960. All such trades were effected through the public markets.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     GABRIEL CAPITAL, L.P.

                                     By:/s/ J. Ezra Merkin
                                        ----------------------------------------
                                        Title:  General Partner


                                     ARIEL FUND LIMITED

                                     By: MEESPIERSON MANAGEMENT
                                        (CAYMAN) LIMITED

                                     By:/s/ Roger H. Hanson; David Richardson
                                        ----------------------------------------
                                        Name: Roger H. Hanson; David Richardson
                                        Title: Director; Director


                                     ARIEL MANAGEMENT CORP.

                                     By:/s/ J. Ezra Merkin
                                        -------------------------------------
                                        Name:  J. Ezra Merkin
                                        Title:  President

                                     /s/ J. Ezra Merkin
                                     ----------------------------------------
                                     J. Ezra Merkin

Dated:  October 23, 1997